Filed by AOL Time Warner Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.,
                       America  Online,  Inc. and Time Warner Inc.
                       Commission File No. 333-30184

THE FOLLOWING IS THE FORM OF AN EMAIL THAT IS BEING SENT TO EMPLOYEES OF AMERICA ONLINE, INC. IN CONNECTION WITH AMERICA ONLINE'S SPECIAL MEETING OF STOCKHOLDERS TO VOTE ON THE TIME WARNER MERGER.

Subject: Vote For AOL Time Warner Merger

Dear AOL Employees:

     If you own AOL stock, you have received or will soon receive a copy of the proxy materials covering our proposed merger with Time Warner. Not only do we urge you to vote in favor of the merger, we urge you to do so promptly.

     You should know that the merger requires approval by a majority of all shares outstanding. In other words, this is an election where your vote absolutely counts.

     You will find information on how to vote on your proxy vote instruction card. As an alternative to mailing the vote instruction card enclosed with your proxy materials, we recommend that you vote your shares on the Internet or by phone. Voting by Internet or phone will allow your vote to be recorded much more quickly than voting by mail. If you own AOL stock through a broker, you can vote via the Internet by going to ProxyVote.com (http://www.proxyvote.com), or via phone by dialing 800-454-8683. You will need the unique control number printed on the proxy card or voting instructions you receive by mail to vote by Internet or phone.

     In addition, if you vote your shares on the Internet, you will have the option to receive all future shareholder documents from the Company (as well as other companies whose stocks you hold in that brokerage firm) via e-mail instead of postal mail. We encourage you to select this option, which will save you and the Company time and money in future shareholder distributions.

     We urge you to read the Joint Proxy Statement-Prospectus, which contains important information. You may view online the Joint Proxy Statement-Prospectus and a shareholder brochure describing the anticipated benefits of the merger by going to: http://www.corp.aol.com/shareholder-broch.html. The Joint Proxy Statement-Prospectus, which has been filed with the Securities and Exchange Commission as part of a registration statement and other documents incorporated by reference into the Joint Proxy Statement-Prospectus are available for free from the SEC at its Website at www.sec.gov. If you would prefer to receive, also for free, a hard copy of these documents, please send an e-mail to AOL's Investor Relations department at AOLIR@aol.com.

     Thank you in advance for taking the time to vote in support of this merger.

     Sincerely,

     Richard Hanlon Vice President,
     Investor Relations

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We urge you to read the Joint Proxy Statement-Prospectus,  which AOL Time Warner has filed with the Securities and Exchange  Commission as part of a Registration
Statement,   because  it  contains  important   information.   The  Joint  Proxy
Statement-Prospectus is being sent on or about May 23, 2000 to stockholders of Time Warner and America Online seeking their approval of the proposed AOL/Time
Warner   merger.   You   may   obtain   a  free   copy   of  the   Joint   Proxy
Statement-Prospectus and other documents filed by AOL Time Warner (as well as by America Online and Time Warner, including documents incorporated by reference
into  the  Joint  Proxy   Statement-Prospectus)   with  the  Commission  at  the
Commission's web site at www.sec.gov. AOL stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the AOL documents incorporated therein by reference by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone: 1-888-809-6263, e-mail: AOL IR@aol.com. Time Warner stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the Time Warner documents incorporated therein by reference by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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